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                                                                    Exhibit 23.1

                   DEALER AUTO RECEIVABLES OWNER TRUST 2000-1
                        BALANCE SHEET AS OF JULY 13, 2000
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
Assets--Cash ............................................ $1,000.00
Liabilities ............................................. $       0
Beneficial Equity ......................................  $1,000.00

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NOTES TO THE BALANCE SHEET
Dealer Auto Receivables Owner Trust 2000-1 (the "Trust") is a limited purpose business trust established under the laws of the State of Delaware. It was formed on July 13, 2000 by Dealer Auto Receivables Corp. (the "Depositor") and Chase Manhattan Bank USA, National Association (the "Trustee") under a trust agreement dated as of July 13, 2000 between the Depositor and the Trustee. The activities of the Trust are limited by the terms of the trust agreement to acquiring, owning and managing loan contracts and related assets, issuing and making payments on notes and subordinate certificates and other related activities. Prior to and including August 8, 2000, the Trust did not conduct any activities. The Depositor will pay all fees and expenses related to the organization and operations of the Trust, other than withholding taxes, imposed by the United States or any other domestic taxing authority. The Depositor has also agreed to indemnify the indenture trustee and Trustee and certain other persons involved in the sale of notes.

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